UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

(Name of Issuer)

Ordinary shares, par value US$$0.0001 per share

(Title of Class of Securities)

16943C109

(CUSIP Number)

Henry Lu

Capital Eagle Global Limited

59th Floor, Bank of China Tower

1 Garden Road

Central, Hong Kong

Facsimile: +852 2549 3931

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16943C109	Page 2 of 11

1.		Name of Reporting Person Capital Eagle Global Limited
2.	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented By Amount In Row (11) 0.0
14.		Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities Exchange Commission (“SEC”) on April 23, 2015.

CUSIP No. 16943C109	Page 3 of 11

1.		Name of Reporting Person Westridge International Limited
2.	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented By Amount In Row (11) 0.0
14.		Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities Exchange Commission (“SEC”) on April 23, 2015.

CUSIP No. 16943C109	Page 4 of 11

1.		Name of Reporting Person Loncin International Limited
2.	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented By Amount In Row (11) 0.0
14.		Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities Exchange Commission (“SEC”) on April 23, 2015.

CUSIP No. 16943C109	Page 5 of 11

1.		Name of Reporting Person Loncin Holdings Co., Ltd.
2.	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented By Amount In Row (11) 0.0
14.		Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities Exchange Commission (“SEC”) on April 23, 2015.

CUSIP No. 16943C109	Page 6 of 11

1.		Name of Reporting Person Loncin Group Co., Ltd.
2.	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented By Amount In Row (11) 0.0
14.		Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities Exchange Commission (“SEC”) on April 23, 2015.

CUSIP No. 16943C109	Page 7 of 11

1.		Name of Reporting Person Jianhua Tu
2.	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented By Amount In Row (11) 0.0
14.		Type of Reporting Person IN

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities Exchange Commission (“SEC”) on April 23, 2015.

CUSIP No. 16943C109	Page 8 of 11

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Nepstar Chain Drugstore Ltd., a Cayman Islands company (the “Issuer”). The address of the Issuer’s principal executive office is 25F, Neptunus Yinhe Keji Building, No. 1, Kejizhong 3rd Road, Nanshan District, Shenzhen, Guangdong Province 518057, People’s Republic of China. The Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing two Ordinary Shares, are listed on New York Stock Exchange under the symbol “NPD.” This Amendment No. 1 is being filed on behalf of Capital Eagle Global Limited (“CEG”), Westridge International Limited (“Westridge”), Loncin International Limited (“Loncin International”), Loncin Holdings Co., Ltd. (“Loncin Holdings”), Loncin Group Co., Ltd. (“Loncin Group”) and Mr. Jianhua Tu (collectively, the “Reporting Persons”), to disclose their current direct or indirect beneficial ownership of the Ordinary Shares, and to amend and supplement the Schedule 13D filed on June 18, 2014 (the “Original Schedule 13D,” together with this Amendment No. 1, the “Schedule 13D”). All capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

On May 18, 2015, CEG and New Wave Developments Limited, a British Virgin Islands company ( “NWD”) entered into a share purchase agreement (the “2015 Share Purchase Agreement”), pursuant to which CEG agreed to sell all the Shares, or 50,000,000 Ordinary Shares, to NWD for an aggregate purchase price of US$66,250,000.00 (the “2015 Purchase Price”), or US$1.325 per Ordinary Share, pursuant to the 2015 Share Purchase Agreement. On July 3, 2015 (the “2015 Closing Date”), CEG and NWD completed the closing of the sale of the Shares from CEG to NWD and as a result CEG ceased to beneficially own any Ordinary Shares. A copy of the 2015 Share Purchase Agreement is attached here as Exhibit 99.3 to this Amendment No. 1, and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

On the 2015 Closing Date, pursuant to the 2015 Share Purchase Agreement, CEG sold 50,000,000 Ordinary Shares to NWD for the 2015 Purchase Price, or US$1.325 per Ordinary Share.

CUSIP No. 16943C109	Page 9 of 11

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)–(b)	The following information with respect to the percentage of ownership of Ordinary Shares of the Issuer by each of the Reporting Persons is provided by the Issuer as of July 3, 2015:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Capital Eagle Global Limited	0	0	0	0	0	0
Westridge International Limited	0	0	0	0	0	0
Loncin International Limited	0	0	0	0	0	0
Loncin Holdings Co., Ltd.	0	0	0	0	0	0
Loncin Group Co., Ltd.	0	0	0	0	0	0
Mr. Jianhua Tu	0	0	0	0	0	0

As of July 3, 2015, CEG ceased to be a record holder of any Ordinary Shares. Thus, each of CEG, Westridge, Loncin International, Loncin Holdings, Loncin Group and Mr. Jianhua Tu ceased to be a beneficial owner of any Ordinary Shares pursuant to Section 13(d) of the Act.

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)	Not applicable.

CUSIP No. 16943C109	Page 10 of 11

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement by and among Capital Eagle Global Limited, Westridge International Limited, Loncin International Limited, Loncin Holdings Co., Ltd., Loncin Group Co., Ltd. and Mr. Jianhua Tu dated June 18, 2014 (incorporated by reference to Exhibit 99.1 of the Original Schedule 13D filed by the Reporting Persons on June 18, 2014).

99.2	Share Purchase Agreement by and among GS Capital Partners 2000, L.P., GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, and Capital Eagle Global Limited dated May 12, 2014 (incorporated by reference to Exhibit 99.2 of the Original Schedule 13D filed by the Reporting Persons on June 18, 2014).

99.3	Share Purchase Agreement by and between Capital Eagle Global Limited and New Wave Developments Limited dated May 18, 2015.

CUSIP No. 16943C109	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2015

Capital Eagle Global Limited

By:	/s/ Weimin Yang
Name:	Weimin Yang
Title:	Director

Westridge International Limited

By:	/s/ Weimin Yang
Name:	Weimin Yang
Title:	Director

Loncin International Limited

By:	/s/ Weimin Yang
Name:	Weimin Yang
Title:	Director

Loncin Holdings Co., Ltd.

By:	/s/ Jianhua Tu
Name:	Jianhua Tu
Title:	Director

Loncin Group Co., Ltd.

By:	/s/ Jianhua Tu
Name:	Jianhua Tu
Title:	Director

Jianhua Tu

/s/ Jianhua Tu